BY EDGAR

David Peinsipp
T: (415) 693-2177
dpeinsipp@cooley.com

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by ALUMIS INC.

In connection with its Registration Statement on Form S-1 (File No. 333-280068)

June 14, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jessica Dickerson
Franklin Wyman
Kevin Vaughn
Tim Buchmiller

Re:	ALUMIS INC.
Draft Registration Statement on Form S-1
Submitted on April 11, 2024
CIK No. 0001847367

Ladies and Gentlemen:

On behalf of ALUMIS INC. (the “Company”), we submit this supplemental letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated May 8, 2024 (the “Initial Comment Letter”) regarding the above-referenced draft Registration Statement on Form S-1, as confidentially submitted to the Commission on April 11, 2024, resubmitted to the Commission on May 15, 2023, and filed with the Commission on June 7, 2024 (the “Registration Statement”). This supplemental letter addresses comment 11 of the Initial Comment Letter.

Because of the commercially sensitive nature of certain information contained herein, this supplemental letter is accompanied by the Company's request for confidential treatment for selected portions of this supplemental letter. The Company has filed separate correspondence with the Office of Freedom of Information and Privacy Act Operations in connection with its confidential treatment request, pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R. §200.83. For the Staff's reference, we have enclosed a copy of the Company's correspondence to the Office of Freedom of Information and Privacy Act Operations, as well as an unredacted copy of this supplemental letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83, and that the Commission provide timely notice to David Peinsipp at (415) 693-2177 before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Initial Comment Letter in italicized type and have followed the comment with the Company's response.

11.	Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the planned offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for stock compensation.

FOIA Confidential Treatment Requested by ALUMIS INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission June 14, 2024 Page Two

The Company's discussion of its accounting for stock-based compensation is primarily contained within the sections of the Registration Statement entitled “Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation Expense and “—Determination of Fair Value of Common Stock” appearing on pages 99-100 of the Registration Statement.

The Company submits the below additional information to assist the Staff in its review of the Company's position with respect to its determination of the fair value of the shares of common stock underlying its outstanding equity awards and the reasons for the difference between the recent valuations of the common stock and the estimated offering price for its initial public offering (the “IPO”).

Stock Split

Prior to the filing of the Registration Statement in connection with the launch of the Company’s road show, the Company will conduct a reverse stock split (the “Stock Split”) of its common stock (currently anticipated to be at a ratio of 1-for-[***]). Each share of the Company’s common stock and each option to purchase its common stock that is issued and outstanding immediately prior to the effective date of the stock split will become [***] shares, with the option exercise price being adjusted proportionally. The conversion rate of the Company’s outstanding shares of preferred stock will adjust accordingly to reflect the as-converted adjustments to the common stock. Unless noted otherwise, all references to share and per share amounts in this memo does not give effect to the proposed stock split.

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) of the Company’s common stock for its IPO. The Preliminary Price Range does not reflect the impact of Stock Split. On a post-reverse stock split basis, the Preliminary Price Range is estimated to be $[***] to $[***] per share. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining as a privately held company or being sold in a change of control transaction.

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value but was determined through discussions among the board of directors of the Company (the “Board”), senior management of the Company and the lead underwriters for its IPO. Among the factors (the “Price Range Factors”) that were considered in estimating the Preliminary Price Range were the following:

•	the Company's financial position and prospects;

•	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company's industry;

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies; and

•	feedback from potential investors following “testing the waters” meetings that occurred from March through June 2024, which suggested that there was investor’ interest in the Company at a step-up in valuation from its last private financing round.

FOIA Confidential Treatment Requested by ALUMIS INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission June 14, 2024 Page Three

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the lead underwriters, developments in the Company's business, market conditions and other factors that are outside of the Company's control. However, the Company believes that the actual bona fide price range will be within the Preliminary Price Range. In addition, the actual bona fide price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff's interpretations regarding the permissible parameters of a bona fide price range.

Summary of Recent Equity Awards

The following table summarizes by grant date the number of stock options granted by the Company since January 1, 2023, the exercise price per share of common stock underlying the stock options and the estimated fair value of a share of common stock on each grant date:

Grant Date	Number of Shares Underlying Equity Awards		Exercise Price Per Share		Estimated Common Stock Fair Value Per Share on Date of Grant
February 10, 2023*	[***]	$	[***]	$	[***]
March 13, 2023*	[***]	$	[***]	$	[***]
June 22, 2023*	[***]	$	[***]	$	[***]
July 18, 2023*	[***]	$	[***]	$	[***]
August 7, 2023*	[***]	$	[***]	$	[***]
October 9, 2023*	[***]	$	[***]	$	[***]
December 11, 2023*	[***]	$	[***]	$	[***]
March 29, 2024*	[***]	$	[***]	$	[***]
May 6, 2024*	[***]	$	[***]	$	[***]
June 6, 2024	[***]	$	[***]	$	[***]

* The estimated common stock fair value for grants from February 2023 to May 2024 was interpolated on a straight-line basis between the valuation reports’ dates in connection with a fair value assessment for accounting purposes.

No other stock options or stock-based awards have been approved by the Board from January 1, 2023, through the date of this supplemental letter and the Company does not expect to make any additional grants prior to the completion of its IPO other than grants that would become effective at the pricing of the IPO and granted at the IPO price.

Determination of Common Stock Fair Value Prior to IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of the common stock underlying the Company’s stock option awards has been determined by the Board as of each option grant date with input from management, considering the most recently available third-party valuations of common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. The Company, specifically the Board, assumed responsibility for the estimates of fair value of its common stock in the consolidated financial statements. The Company utilized methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).

FOIA Confidential Treatment Requested by ALUMIS INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission June 14, 2024 Page Four

Prior to May 2023, the Company utilized an Option Pricing Method (“OPM”) based analysis, primarily the OPM backsolve methodology, to determine the estimated fair value of the common stock. Within the OPM framework, the backsolve method, for inferring the total equity value implied by a recent financing transaction or by an estimated equity value of the Company’s pipeline product candidates, involves the construction of an allocation model that takes into account the Company’s capital structure and the rights, preferences and privileges of each class of stock, then assumes reasonable inputs for the other OPM variables (expected time to liquidity, volatility, and risk-free rate). The total equity value is then iterated in the model until the model output value for the equity class sold in a recent financing round equals the price paid in that round. The OPM is generally utilized when specific future liquidity events are difficult to forecast (i.e., the enterprise has many choices and options available), and the enterprise’s value depends on how well it follows an uncharted path through the various possible opportunities and challenges. In determining the estimated fair value of the common stock, the board of directors also considered the fact that the stockholders could not freely trade the common stock in the public markets. Accordingly, the Company applied discounts to reflect the lack of marketability of its common stock based on the weighted-average expected time to liquidity. The estimated fair value of the common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

For valuations performed on and after May 2023, the Company utilized a hybrid method that combines the Probability-Weighted Expected Return Method (“PWERM”), an accepted valuation method described in the Practice Aid, and the OPM. The Company determined this was the most appropriate method for determining the fair value of its common stock based on the stage of development and other relevant factors. The PWERM is a scenario-based analysis that estimates the value per share of common stock based on the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, considering the rights and preferences of each class of shares, discounted for a lack of marketability. Under the hybrid method, an option pricing model was utilized to determine the fair value of the Company’s common stock in certain of the PWERM scenarios (capturing situations where its development path and future liquidity events were difficult to forecast), potential exit events were explicitly modeled in the other PWERM scenarios. A discount for lack of marketability was applied to the value derived under each scenario to account for a lack of access to an active public market to estimate the common stock fair value.

The following table summarizes the dates of these independent third-party valuations and the suggested fair value per share of common stock and total estimated equity value of the Company.

Valuation Date as of		Estimated Fair Market Value per share of Common Stock		Estimated Equity Value (in millions)**
December 17, 2022	$	[***]	$	[***]
May 9, 2023	$	[***]	$	[***]
June 30, 2023*	$	[***]	$	[***]
September 20, 2023	$	[***]	$	[***]
March 4, 2024	$	[***]	$	[***]
March 4, 2024*	$	[***]	$	[***]
April 1, 2024	$	[***]	$	[***]
May 29, 2024	$	[***]	$	[***]

FOIA Confidential Treatment Requested by ALUMIS INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission June 14, 2024 Page Five

* June 30, 2023 and March 4, 2024 valuation reports were prepared by the third-party valuation specialist for accounting purposes only based on the retrospective review of the valuations completed and approved by the Board and considering accounting for subsequent tranches included in Series B-2 and Series C preferred stock financings.

**Estimated equity value is calculated based on probabilities weighting of the IPO scenario and staying private scenario valuations.

For options that were granted between valuation report issuance dates, the Board considered the amount of time that had passed since the last valuation and assessed if there had been any significant changes to the estimated fair value of the Company’s common stock since the date of the last valuation. In addition to considering the results of independent third-party valuations, the Board considered various objective and subjective factors to determine the fair value of the common stock as of each grant date, including:

•	the prices at which the Company sold shares of its preferred stock and the superior rights, preferences, and privileges of its preferred stock relative to those of the common stock at the time of each grant;

•	the progress of research and development programs, including the status of preclinical studies and clinical trials for the Company’s product candidates;

•	the stage of development and business strategy, and material risks related to the Company’s business;

•	external market conditions affecting the biotechnology industry and trends within the biotechnology industry;

•	the competitive landscape for the Company’s product candidates;

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for the common stock and its preferred stock;

•	the likelihood of achieving a liquidity event, such as an IPO or a sale of the Company, given prevailing market conditions; and

•	general economic conditions.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if the Company had used significantly different assumptions or estimates, the fair value of the common stock and the stock-based compensation expense could be materially different. At each of the grant dates identified in the table above, the Board did not believe there were any significant individual events that should have resulted in a significant increase in the fair value of the Company’s common stock when those options were granted, from the estimated fair value of its common stock in the latest valuation report. As a result, the Company determined that it was appropriate to utilize the previously determined fair value for all grants made prior to a subsequent valuation.

Once a public trading market for the common stock has been established in connection with the completion of the IPO, it will no longer be necessary for the Board to estimate the fair value of the common stock in connection with accounting for granted stock options and other equity awards the Company may grant, as the fair value of the common stock will be based on the quoted market price of the common stock.

December 17, 2022 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s shares of common stock as of December 17, 2022. In considering valuation approaches, the Company relied on the OPM backsolve method, which was deemed an appropriate methodology to use based on the Company’s stage of development, expected next financing timelines and other relevant factors. The Company used two approaches to estimate the Company’s equity value. The first approach was based on the latest round of Series B preferred stock financing closed in December 2021 and adjusted for the change in the peer public biotech companies market valuations from December 2021 to December 2022, which resulted in the equity value of $[***] million. The second approach to estimate equity value was based on the product candidates pipeline valuation, which was developed using comparable biotech public companies market values per product candidate adjusted for a stage of candidate’s development, which resulted in an estimated equity value of $[***] million. The estimated equity value was concluded $[***] million after equally weighing both approaches. The Company then applied the OPM methodology to allocate calculated equity value to outstanding equity securities. The Company selected [***] years expected time to liquidity based on the management expectation of the timing of the next round of financing, [***]% risk-free rate, and [***]% volatility based on an analysis of historical equity and asset volatilities of the Company’s peer group. Employing the assumptions discussed above, the fair value for the Company’s common stock was estimated as $[***] per share on a minority, marketable basis. As the Company’s shares were not freely tradeable, the Company estimated a discount for lack of marketability (the “DLOM”) of [***]% or $[***] per share using the put option models, such as Finnerty Model, Ghaidarov Put Model and Protective Put Model, and the restricted stock study comparative analysis, which was then applied to the common stock, resulting in a fair value of $[***] per share (the “December 2022 Valuation”).

FOIA Confidential Treatment Requested by ALUMIS INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission June 14, 2024 Page Six

February and March 2023 Grants

In February and March 2023, the Board granted options to purchase [***] and [***] shares of common stock, respectively, with an exercise price of $[***] per share, which was the most recent available common stock fair value at each grant date. In determining the fair value of the Company’s common stock, the Board considered the December 2022 Valuation. The Board determined that there were no significant changes from December 2022 to February and March 2023 that would significantly impact the valuation of the Company and the value of its common stock.

For financial reporting purposes, the Company used an interpolated fair value of the common stock from the December 2022 Valuation to the June 2023 Valuation (see below). Interpolated fair values were estimated at $[***] per share for the February 2023 grants and $[***] per share for the March 2023 grants. The Company was continuing its clinical progress and closed Series B-2 preferred stock financing in May 2023. These positive internal trends at the Company were offset by the negative market trends, as such straight-line interpolation was considered appropriate to show progress that the Company’s was making towards its product development and business plans.

May 9, 2023 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s shares of common stock as of May 9, 2023. In considering valuation approaches, the Company relied on the OPM backsolve method, which was deemed an appropriate methodology to use based on the Company’s stage of development, expected next financing timelines and other relevant factors. The Company closed Series B-2 financing in May 2023, but only existing investors participated in this financing and there was no increase in the implied equity value from the Series B preferred stock financing closed in December 2021. The Company concluded that applying the product candidates’ pipeline valuation was the most appropriate indication of the Company’s equity value. This method was based on the comparable biotech public companies market value analysis per product candidate adjusted for a stage of candidate’s development and resulted in an estimated equity value of $[***] million. The Company then used the OPM methodology to allocate equity value to outstanding equity securities. The Company selected [***] years expected time to liquidity based on the management expectation of the timing of the next round of financing, [***]% risk-free rate, and [***]% volatility based on an analysis of historical equity and asset volatilities of the Company’s peer group. The Company estimated the fair value of $[***] per share of the common stock on a minority, marketable basis. As the Company’s shares were not freely tradeable, the Company estimated a DLOM of [***]% or $[***] using the put option models, such as Finnerty Model, Ghaidarov Put Model and Protective Put Model, and the restricted stock study comparative analysis, which was then applied to the common stock, resulting in a fair value of $[***] per share (the “May 2023 Valuation”).

FOIA Confidential Treatment Requested by ALUMIS INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission June 14, 2024 Page Seven

June 30, 2023 Valuation

When performing retrospective review of valuation reports for financial reporting purposes, the management noted that in June 2023, the Company was planning to go public within 18 months and was preparing for the organizational meeting to kick-off its IPO process. The Company engaged a third-party valuation firm to perform the valuation of the Company’s common stock as of June 30, 2023, which was only used for financial reporting purposes. Given the expectation of the liquidity event taking place within [***] months from the valuation date, the Company utilized the hybrid method to estimate the fair value of the Company’s common stock which included PWERM and OPM allocation methodologies for the IPO and the staying private scenarios, respectively. The Company considered two scenarios: an IPO taking place in [***] (the “IPO” scenario) with [***]% probability and the remaining private scenario (the “Remain Private” scenario) with [***]% probability. Management estimated that the future IPO value for the Company’s equity would be approximately $[***] million pre-IPO proceeds, based on IPO data for IPO transactions in the U.S for the last three years with an offering size of $[***] million and more in the biotechnology industry. A variety of companies that are similar to the Company were considered, including relevant companies to which the Company was expected to be compared to. These values were discounted to the valuation date using a [***]% discount rate and resulted in the estimated common stock fair value of $[***] per share in the IPO scenario. For the Remain Private scenario, management used the OPM methodology. In developing a conclusion of the Company’s equity value under the Remain Private scenario, the Company used the pipeline valuations of similar product candidates based on the comparable biotech public companies market value analysis per product candidate adjusted for a stage of candidate’s development, which resulted in the equity value of $[***] million. To arrive at the common stock fair value under the Remain Private scenario, management used a [***]% risk-free rate, [***]% volatility based on an analysis of historical equity and asset volatilities of the Company’s peer group and [***] year term to an expected liquidity event. The Remain Private scenario resulted in a fair value of $[***] per common stock share on a minority, marketable basis. In determining the estimated common stock fair value, the management also considered the fact that the Company’s shares were not freely traded in the public markets. Accordingly, the Company calculated the DLOM of [***]% and [***]% for the IPO and the Remain Private scenarios, respectively, using the put option models, such as Finnerty Model, Ghaidarov Put Model and Protective Put Model, and the restricted stock study comparative analysis. The fair value of $[***] per share of common stock was determined after weighing each scenario and applying the relevant DLOM (the “June 2023 Valuation”).

The primary factors that resulted in an increase in the estimated fair value of the common stock from December 2022 to June 2023 were decisions related to the IPO timing and selection of bankers and continued execution of the Company’s business objectives. The Company changed the valuation methodology from OPM to PWERM, which introduced higher value in the IPO scenario.

June, July and August 2023 Grants

In June, July and August 2023, the Board granted options to purchase [***], [***] and [***] shares of common stock, respectively, with an exercise price of $[***] per share, which was the most recent available common stock fair value at each grant date. In determining the fair value of the Company’s common stock, the Board considered the May 2023 Valuation. The Board determined that there were no significant changes from May 2023 to June, July and August 2023 that would significantly impact the valuation of the Company and the fair value of its common stock.

FOIA Confidential Treatment Requested by ALUMIS INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission June 14, 2024 Page Eight

For financial reporting purposes, the Company used an interpolated fair value of the common stock from the December 2022 Valuation to the June 2023 Valuation for options granted in June 2023, and from the June 2023 Valuation to September 2023 Valuation (see below) for optioned granted in July and August 2023. Interpolated fair values were estimated at $[***] per share for the June 2023 grants, $[***] per share for the July 2023 grants and $[***] per share for the August 2023 grants. The Company believes that a linear interpolation was appropriate, as there were no significant events between the valuations’ dates that would cause the fair value of the common stock to significantly change, except the Company’s progress towards its potential IPO.

September 20, 2023 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s shares of common stock as of September 20, 2023. The Company utilized the hybrid method to estimate the fair value of the Company’s common stock which included PWERM and OPM allocation methodologies for the IPO and the staying private scenarios, respectively. The Company considered two scenarios: an IPO scenario, which was expected to take place in [***] with [***]% probability, and the Remain Private scenario with [***]% probability. Management estimated that the future IPO value for the Company’s equity would be approximately $[***] million pre-IPO proceeds, based on IPO data for IPO transactions in the U.S for the last three years with an offering size of $[***] million and more in the biotechnology industry. A variety of companies that are similar to the Company were considered, including relevant companies to which the Company was expected to be compared to. This value was discounted to the valuation date using [***]% discount rate and resulted in the estimated common stock fair value of $[***] per share in the IPO scenario. For the Remain Private scenario, management used the OPM methodology. In developing a conclusion of the Company’s equity value under the Remain Private scenario, the Company applied the product candidates pipeline valuation approach, based on the comparable biotech public companies market values per candidate adjusted to a stage of a candidate’s development, which resulted in an estimated equity fair value of $[***] million. To arrive at the common stock fair value under the Remain Private scenario, management used a [***]% risk-free rate, [***]% volatility based on an analysis of historical equity and asset volatilities of the Company’s peer group and [***] year expected time to a liquidity event. In determining the estimated common stock fair value, the management and the third-party valuation firm also considered the fact that the Company’s shares were not freely traded in the public markets. Accordingly, the Company calculated the DLOM of [***]% and [***]% for the IPO and the Remain Private scenarios, respectively, using the options pricing models, such as the Finnerty Model, Ghaidarov Put Model and Protective Put Model, and the restricted stock study comparative analysis. The Company’s estimated common stock fair value of $[***] per share was determined after weighing each scenario and applying the relevant DLOM (the “September 2023 Valuation”).

The primary factors that resulted in an increase in the estimated fair value of the common stock from June 2023 to September 2023 were continued progress towards a potential IPO, higher weights given to IPO scenario, continued progress of the Company’s research and development programs and continued execution of the Company’s business objectives.

October and December 2023 Grants

In October and December 2023, the Board granted options to purchase [***] and [***] shares of common stock, respectively, with an exercise price of $[***] per share, which was the most recent available common stock fair value at each grant date. In determining the fair value of the Company’s common stock, the Board considered the September 2023 Valuation. The Board determined that there were no significant changes from September 2023 to October and December 2023 that would significantly impact the valuation of the Company and the value of its common stock.

FOIA Confidential Treatment Requested by ALUMIS INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
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U.S. Securities and Exchange Commission June 14, 2024 Page Nine

For financial reporting purposes, the Company used an interpolated fair value of the common stock from the September 2023 Valuation and the March 2024 Valuation (see below). Interpolated common stock fair values were $[***] per share and $[***] per share for October and December 2023 grants, respectively. The Company monitored market conditions and by December 2023, the IPO project was on hold. To finance the Company’s operations, the Company closed the second tranche Series B-2 preferred stock financing in October 2023 and the management considered alternative options to the IPO, including raising additional private financing. In March 2024, the Company closed Series C preferred stock financing at a significantly lower valuation than Series B-2 and Series B preferred stock financing. As such, a decrease in common stock fair value from September 2023 to March 2024 was reasonable and based on internal progress and external market conditions and resulted in lower March 2024 Valuation.

March 4, 2024 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s shares of common stock as of March 4, 2024. On March 4, 2024, the Company closed Series C preferred stock financing and received gross proceeds of $[***] million from existing and new investors. Series C financing also included two options to raise the second tranche Series C financing for a total of up to $[***] million. The Company used two scenarios: an IPO scenario with the closing date in [***] and [***]% probability, and the Remain Private scenario with [***]% probability. For both scenarios, given the new Series C preferred stock financing and new participating investors, the Company estimated its equity value using a backsolve valuation methodology. The backsolve analysis performed resulted in an equity value of $[***] million. The Company then used the OPM model to estimate the fair value of common stock of $[***] per share in the IPO scenario with the following assumptions: [***]% risk-free rate, [***]% volatility and [***] years expected time to the IPO. For the Remain Private scenario, the common stock fair value of $[***] per share was estimated using the OPM model with the following assumptions: a [***]% risk-free rate, [***]% volatility based on an analysis of historical equity and asset volatilities of the Company’s peer group and [***] year expected time to a liquidity event. As the Company’s shares were not freely traded in the public markets, the Company calculated the DLOM of [***]% and [***]% for the IPO and the Remain Private scenarios, respectively, using the option pricing models, such as the Finnerty Model, Ghaidarov Put Model and Protective Put Model, and the restricted stock study comparative analysis. The Company’s estimated common stock fair value of $[***] per share was determined after weighing each scenario and applying the relevant DLOM (the “March 2024 Valuation”).

March 4, 2024 Updated Valuation

After the Company finalized its accounting for the Series C preferred stock financing, which included derivative liabilities, it noted that its March 2024 Valuation required to be updated for financial reporting purposes. As such, the Company engaged a third-party valuation firm to prepare new valuation as of March 4, 2024 (the “March 2024 Updated Valuation”). The new valuation included the same two scenarios the IPO scenario closing in [***] with [***]% probability and the Remain Private scenario with [***]% probability. The fair value of the Company’s common stock was estimated based on the hybrid model, which included PWERM and OPM allocation methodologies for the IPO and the Remain Private scenarios, respectively. Management estimated that the future IPO value for the Company’s equity would be approximately $[***] million pre-IPO proceeds, using the IPO data for biotechnology companies that went public in the last three years and by calculating and applying an average step-up multiple to the most recent round of preferred financing to these companies IPO value. The step-up multiple was estimated as [***]X to the Series C preferred stock financing of the Company. A variety of companies that are similar to the Company were considered, including relevant companies to which the Company was expected to be compared to. This value was discounted to the valuation date using a [***]% discount rate and resulted in the estimated common stock fair value of $[***] per share in the IPO scenario. For the Remain Private scenario, management used the OPM methodology. In developing a conclusion of the Company’s equity value under the Remain Private scenario, the Company used the backsolve to Series C preferred stock financing, adjusted for the fair value of derivative liabilities, which resulted in the equity value of $[***] million. To arrive at the common stock fair value under the Remain Private scenario, management used a [***]% risk-free rate, [***]% volatility based on an analysis of historical equity and asset volatilities of the Company’s peer group and [***] year term to an expected liquidity event. The Remain Private scenario resulted in a fair value of $[***] per common stock share on a minority, marketable basis. In determining the estimated common stock fair value, the management also considered the fact that the Company’s shares were not freely traded in the public markets. Accordingly, the Company calculated the DLOM of [***]% and [***]% for the IPO and the Remain Private scenarios, respectively, using the put option models, such as Finnerty Model, Ghaidarov Put Model and Protective Put Model, and the restricted stock study comparative analysis. The fair value of $[***] per share of common stock was determined after weighing each scenario and applying the relevant DLOM (the “March 2024 Updated Valuation”).

FOIA Confidential Treatment Requested by ALUMIS INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission June 14, 2024 Page Ten

The primary factors that resulted in a decrease in the estimated fair value of the common stock from September 2023 to March 2024 was the Series C financing received from the existing and new investors in March 2024 at a significantly lower equity valuation, which resulted in lower equity values in the IPO scenario and in the Remain Private scenario if adjusted for the Series C cash proceeds (pre-Series C).

March 2024 Grants

In March 2024, the Board granted options to purchase [***] shares of common stock with exercise price of $[***] per share, which was the most recent available common stock fair value at grant date. In determining the fair value of the Company’s common stock, the Board considered the March 2024 Valuation.

For financial reporting purposes, the Company used an interpolated fair value of the common stock from the March 2024 Updated Valuation to the April 2024 Valuation (see below). The Company was required to update its valuation for derivative liabilities fair value as of March 31, 2024, as such the Company engaged a third-party valuation firm to prepare April 1, 2024 valuation. Interpolated fair value was estimated at $[***] per share for the March 2024 grants. The Company believes that a linear interpolation was appropriate, as there were no other events between the valuations dates that would cause the fair value of the common stock to significantly change except progress in the IPO process.

April 1, 2024 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s shares of common stock as of April 1, 2024. The Company utilized the hybrid method to estimate the fair value of the Company’s common stock, which included PWERM and OPM allocation methodologies for the IPO and the staying private scenarios, respectively. The Company considered two scenarios: an IPO scenario which was expected to close in [***] with [***]% probability and the Remain Private scenario with [***]% probability. In determining the probability of an IPO scenario, the Company assumed that the Registration Statement would be confidentially submitted to the SEC in [***]. Management estimated that the future IPO value for the Company’s equity would be approximately $[***] million pre-IPO proceeds, using the IPO data for biotechnology companies that went public in the last three years and by calculating and applying an average step-up multiple to the most recent round of preferred financing to these companies IPO value. The step-up multiple was estimated as [***]X to the Series C preferred stock financing of the Company. A variety of companies that are similar to the Company were considered, including relevant companies to which the Company was expected to be compared to. This value was discounted to the valuation date using a [***]% discount rate and resulted in the estimated common stock fair value of $[***] per share in the IPO scenario. For the Remain Private scenario, management used the OPM methodology. In developing a conclusion of the Company’s equity value under the Remain Private Scenario, the Company used the backsolve method to the valuation of the Series C preferred stock issued in the financing, adjusted for the fair value of derivative liabilities, which resulted in the equity value of $[***] million. To arrive at the common stock fair value under the Remain Private scenario, management used a [***]% risk-free rate, [***]% volatility based on an analysis of historical equity and asset volatilities of the Company’s peer group and [***] year term to an expected liquidity event. The Remain Private scenario resulted in a fair value of $[***] per common stock share on a minority, marketable basis. In determining the estimated common stock fair value, the management also considered the fact that the Company’s shares were not freely traded in the public markets. Accordingly, the Company calculated the DLOM of [***]% and [***]% for the IPO and the Remain Private scenarios, respectively, using the put option models, such as Finnerty Model, Ghaidarov Put Model and Protective Put Model, and the restricted stock study comparative analysis. The fair value of $[***] per share of common stock was determined after weighing each scenario and applying the relevant DLOM (the “April 2024 Valuation”).

FOIA Confidential Treatment Requested by ALUMIS INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission June 14, 2024 Page Eleven

The primary factor that resulted in an increase in the estimated fair value of the common stock from March 2024 to April 2024 was the increase in the probability of the IPO scenario from [***]% in March 2024 to [***]% in April 2024, as the Company had held an IPO organizational meeting on [***] and also assumed the Registration Statement would be confidentially submitted to the SEC in [***].

May 2024 Grants

In May 2024, the Board granted options to purchase [***] shares of common stock, with an exercise price of $[***] per share, which was the most recent available common stock fair value, the April 2024 Valuation. For financial reporting purposes, the Company used an interpolated fair value of the common stock from the April 2024 Valuation and the May 2024 Valuation (see below). The interpolated common stock fair value was $[***] per share. The Company continued progressing through the IPO process and also closed second tranche Series C financing on May 29, 2024, as such, straight-line interpolation between two valuation dates was reasonable.

May 29, 2024 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s shares of common stock as of May 29, 2024. On May 29, 2024, the Company closed second tranche Series C financing and received $[***] million gross proceeds and the derivative liabilities were settled. The Company utilized the hybrid method to estimate the fair value of the Company’s common stock, which included PWERM and OPM allocation methodologies for the IPO and the staying private scenarios, respectively. The Company considered two scenarios: an IPO scenario which was expected to close in [***] with [***]% probability and the Remain Private scenario with [***]% probability. Management estimated that the future IPO value for the Company’s equity would be approximately $[***] million pre-IPO proceeds, using the IPO data for biotechnology companies that went public in the last three years and by calculating and applying an average step-up multiple to the most recent round of preferred financing to these companies IPO value. The step-up multiple was estimated as [***]X to the Series C preferred stock financing of the Company. A variety of companies that are similar to the Company were considered, including relevant companies to which the Company was expected to be compared to. This value was discounted to the valuation date using a [***]% discount rate and resulted in the estimated common stock fair value of $[***] per share in the IPO scenario. For the Remain Private scenario, management used the OPM methodology. In developing a conclusion of the Company’s equity value under the Remain Private Scenario, the Company used the backsolve to the valuation of the Series C preferred stock issued in the financing and the application of a market adjustment. In developing a conclusion of the Company’s equity value as of May 29, 2024, a negative market adjustment of [***]% was applied to the equity value as of March 4, 2024, when the Company closed the initial tranche of its Series C preferred stock financing since all shares purchased in the subsequent tranche were issued at the same valuation. The market adjustment was determined based on the movement in the market capitalization of the Company’s publicly traded competitors from March 4, 2024 to May 29, 2024, which resulted in the equity value of $[***] million. To arrive at the common stock fair value under the Remain Private scenario, management used a [***]% risk-free rate, [***]% volatility based on an analysis of historical equity and asset volatilities of the Company’s peer group and [***] years term to an expected liquidity event. The Remain Private scenario resulted in a fair value of $[***] per common stock share on a minority, marketable basis. In determining the estimated common stock fair value, the management also considered the fact that the Company’s shares were not freely traded in the public markets. Accordingly, the Company calculated the DLOM of [***]% and [***]% for the IPO and the Remain Private scenarios, respectively, using the put option models, such as Finnerty Model, Ghaidarov Put Model and Protective Put Model, and the restricted stock study comparative analysis. The fair value of $[***] per share of common stock was determined after weighing each scenario and applying the relevant DLOM (the “May 2024 Valuation”).

FOIA Confidential Treatment Requested by ALUMIS INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission June 14, 2024 Page Twelve

The primary factors that resulted in an increase in the estimated fair value of the common stock from April 2024 to May 2024 primarily was the increase in the probability of the IPO scenario from [***]% in April 2024 to [***]% in May 2024, as the Company’s progress in the IPO process. The Company was holding testing the water meetings with potential investors and was expected to file publicly its registration statement with the SEC on June 7, 2024.

June 2024 Grants

In June 2024, the Board granted options to purchase [***] shares of common stock, with an exercise price of $[***] per share, which was the most recent available common stock fair value, the May 2024 Valuation. The Board determined that there were no significant changes from May 2024 to June 2024 that would significantly impact the valuation of the Company and the value of its common stock.

Difference between Most Recent Valuation and the Preliminary Price Range

The Company believes that the difference between the fair value of its common stock as of May 29, 2024 of $[***] per share and the midpoint of the Preliminary Price Range provided above of approximately $[***] per share of its common stock is the result of the Company’s evaluation for the Price Range Factors discussed above, as well as the following considerations:

•	The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s common stock than its IPO. In the May 2024 valuation, the probability weighting of the IPO scenarios was [***]%. If the Company had instead applied a weighting of 100% to the [***] IPO scenario, the fair value of the Company’s common stock in the May 2024 Valuation would have been $[***] per share or $[***] per share if not adjusted for DLOM ($[***] per share on a post-Stock Split basis).

•	The Preliminary Price Range represents a future price for the Company’s shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the shares of common stock as of May 29, 2024 represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following an IPO. This illiquidity also accounts for a substantial difference between the estimated fair values of the shares of common stock from the June 2024 grants and the Preliminary Price Range. The Company respectfully submits that the DLOM ranging from [***]% to [***]% utilized in the May 2024 Valuation is reasonable and appropriate given the Company’s growth and the prospects for an IPO.

•	The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its shares of common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of common stock of the Company and liquidation payments in preference to holders of shares of common stock, as well as the right to participate with the holders of shares of common stock in all remaining proceeds (after the payment of all liquidation preferences) in the event of a liquidation. The Preliminary Price Range described assumes the conversion, on a share for share basis, of all of the Company’s redeemable convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of shares of common stock.

FOIA Confidential Treatment Requested by ALUMIS INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission June 14, 2024 Page Thirteen

•	The successful completion of an IPO and proceeds therefrom would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility to potentially obtain regulatory approval for and commercialize product candidates in development.

•	The valuations of comparable companies that completed or launched IPOs during 2021 to date, which valuations reflected increases from the last private rounds of equity financing prior to such IPOs, i.e., reflecting step-up multiples in the IPO.

•	The price that investors are willing to pay in the IPO, for which the Preliminary Price Range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in prior valuations of the Company’s common stock, but the Company or the underwriters for the offering believe are significant to investors in their own subjective and qualitative assessment of the Company, and thus may not be objectively determinable or quantifiable under the above-described valuation models.

•	The additional progress made by the Company in its planned IPO, including holding "testing the waters" meetings with potential investors in reliance on Section 5(d) of the Act and the public filing of the Registration Statement with the SEC on June 7, 2024. Based on feedback from these meetings, the Company has assessed that there is potential market demand for the Company's securities and has estimated that the value of the Company's securities, as determined by the public markets, would be at the midpoint of the Preliminary Price Range.

•	In determining the Preliminary Price Range, the underwriters focused on a number of valuation methodologies to triangulate valuation, including a discounted cash flow analysis, including factors likely to affect the Company’s revenues and profitability, and relevant trading multiples. In contrast to the metrics used to determine the Preliminary Price Range, the valuations of ordinary shares were determined in accordance with the guidelines outlined in the Practice Aid as described herein and on pages 121 and 122 of the Registration Statement. The Company, in preparing its valuations of shares of common stock, generally applied analyses that estimated the fair value of the Company’s shares of common stock utilizing projected and historical financial data and a comparison of similar business and relevant acquisitions.

•	Recent market conditions used in the determination of the Preliminary Price Range after discussions with the lead underwriters, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

Based on the above analysis, the Company respectfully submits that the determination of the fair value of the shares of common stock for financial reporting purposes is appropriate.

*     *     *

FOIA Confidential Treatment Requested by ALUMIS INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission June 14, 2024 Page Fourteen

Please contact me at (415) 693-2177 with any questions or further comments regarding the Price Range and the information discussed in this letter.

Sincerely,

/s/ David Peinsipp
David Peinsipp
Cooley LLP

cc:

Martin Babler, Alumis Inc.

Roy Hardiman, Alumis Inc.

Sara Klein, Alumis Inc.

Kristin VanderPas, Cooley LLP

Laureen Creel, Cooley LLP

Shayne Kennedy, Latham & Watkins LLP

Ross McAloon, Latham & Watkins LLP

FOIA Confidential Treatment Requested by ALUMIS INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com